SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              Cohoes Bancorp, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                  192513 1 0 9
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                                 (CUSIP Number)


                                 Timothy E. Blow
                            Chief Financial Officer
                           Hudson River Bancorp, Inc.
                 One Hudson City Centre, Hudson, New York, 12534
                                 (518) 828-4600
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 25, 2000
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             (Date of Event Which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.



                               Page 1 of 14 Pages

CUSIP No.   192513 1 0 9                                    Page 2  of  14 Pages
--------------------------                         -----------------------------

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Hudson River Bancorp, Inc.
        IRS Employer Identification No. 14-1803212
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)

         Not Applicable                                                 (b)
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS
         WC
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
         Not applicable
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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NUMBER OF  SHARES                   7.       SOLE VOTING POWER
BENEFICIALLY OWNED BY                        1,574,538(1)
EACH REPORTING PERSON WITH
                                    8.       SHARED VOTING POWER
                                             0
                                    9.       SOLE DISPOSITIVE POWER
                                             1,574,538(1)
                                    --------------------------------------------

                                    10.      SHARED DISPOSITIVE POWER
                                              0
                                    --------------------------------------------

                                    (1)      The  Reporting   Person   disclaims
                                             beneficial   ownership   of   these
                                             shares pursuant to Rule 13d-4 under
                                             the  Exchange  Act.  See  Item 5 of
                                             this Schedule 13D.

CUSIP No.   192513 1 0 9                                    Page 3  of  14 Pages
--------------------------                         -----------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         1,574,538(2)
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES
         Not Applicable
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.9%
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14.      TYPE OF REPORTING PERSON
         CO, HC
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Cohoes Bancorp, Inc. ("Cohoes"), a corporation organized and existing under the laws of the State of Delaware and registered as a savings and loan holding company under the Home Owners Loan Act, as amended (the "HOLA"). The principal executive offices of Cohoes are located at 75 Remsen Street, Cohoes, New York 12047.

Item 2.   Identity and Background.

         (a)-(c) and (f) This Schedule 13D is filed by Hudson River Bancorp, Inc. ("Hudson River"), a corporation organized and existing under the laws of the State of Delaware and registered as a savings and loan holding company under the HOLA. Through its subsidiaries, Hudson River provides a wide range of financial services to individuals and businesses located primarily in New York. Hudson River's principal offices are located at One Hudson City Centre, Hudson, New York 12534.

         Each executive officer and each director of Hudson River is a citizen of the United States. The name, business address and present principal occupation of each director and executive officer of Hudson River is set forth in Exhibit 1 to this Schedule 13D and is specifically incorporated herein by reference.

--------
(2) The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Exchange Act. See Item 5 of this
         Schedule 13D.

CUSIP No.   192513 1 0 9                                    Page 4  of  14 Pages
--------------------------                         -----------------------------

         (d)-(e) During the last five years, neither Hudson River nor, to the best of Hudson River's knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Hudson River or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to a Stock Option Agreement, dated as of April 25, 2000, between Cohoes, as issuer, and Hudson River, as grantee (the "Cohoes Option Agreement"), Cohoes has granted Hudson River an irrevocable option to purchase the shares of Cohoes Common Stock covered by this Schedule 13D under certain circumstances (the "Cohoes Option"). Specifically, the Cohoes Option grants Hudson River the right to purchase up to 1,574,538 shares of Cohoes Common Stock (the "Cohoes Option Shares") (which represent 19.9% of the number of shares outstanding on April 25, 2000, without giving effect to the issuance of any shares pursuant to an exercise of the Cohoes Option), subject to certain adjustments, at a price, subject to certain adjustments, of $9.8125 per share. The Cohoes Option was granted by Cohoes as a condition of and in consideration for Hudson River entering into an Agreement and Plan of Merger, dated as of April 25, 2000, between Hudson River and Cohoes (the "Merger Agreement").

         The exercise of the Cohoes Option for the full number of Cohoes Option Shares currently covered thereby would require aggregate funds of approximately $15.5 million. It is anticipated that, should the Cohoes Option become exercisable and should Hudson River elect to exercise the Cohoes Option, Hudson River would obtain the funds for purchase from working capital.

         A copy of the Cohoes Option Agreement is included as Exhibit 2.2 to the Current Report on Form 8-K filed by Hudson River with the Securities and Exchange Commission (the "SEC") on May 8, 2000 and is incorporated herein by reference in its entirety.

Item 4.  Purpose of Transaction.

         On April 25, 2000, Cohoes and Hudson River entered into the Merger Agreement, pursuant to which Cohoes will, subject to the conditions and upon the terms stated therein, merge with and into Hudson River (the "Merger"). Hudson River and Cohoes also entered into a Stock Option Agreement (the "Hudson River Option Agreement," and together with the Cohoes Option Agreement, (the "Option Agreements"), pursuant to which Hudson River granted to Cohoes an irrevocable option to purchase shares of Hudson River common stock, $.01 par value per share (the "Hudson River Common Stock"), under certain circumstances (the "Hudson River Option," and together with the Cohoes Option, the "Options"). Specifically, the Hudson River Option grants Cohoes the right

CUSIP No.   192513 1 0 9                                    Page 5  of  14 Pages
--------------------------                         -----------------------------

to purchase up to 3,093,765 shares of Hudson River Common Stock (the "Hudson River Option Shares") (which represent 19.9% of the number of shares of Hudson River Common Stock outstanding on April 25, 2000, without giving effect to the issuance of any shares pursuant to an exercise of the Hudson River Option), subject to certain adjustments, at a price, subject to certain adjustments, of $9.3125 per share. The Hudson River Option was granted by Hudson River as a condition of and in consideration for Cohoes entering into the Merger Agreement.

         The Merger Agreement provides, among other things, that as a result of the Merger each share of Cohoes Common Stock outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than certain shares) will be converted into the right to receive 1.185 shares of Hudson River Common Stock (the "Exchange Ratio").

         The Merger is subject to customary closing conditions, including, among other things, approval of the Merger by the respective shareholders of Cohoes and Hudson River and the receipt of all required regulatory approvals of the Merger and contemplated subsidiary savings bank mergers. In addition, the Merger is conditioned upon the effectiveness of a registration statement to be filed by Hudson River with the SEC with respect to the shares of Hudson River Common Stock to be issued in the Merger and the approval for listing of such shares on the Nasdaq Stock Market's National Market, as well as other customary conditions. None of the foregoing approvals has yet been obtained, and there is no assurance as to if or when such approvals will be obtained.

         Concurrently with entering into the Merger Agreement, Cohoes and Hudson River entered into the Cohoes Option Agreement, pursuant to which Cohoes granted to Hudson River the Cohoes Option.

         Under the Cohoes Option Agreement, the Cohoes Option will become exercisable (so long as Hudson River is not in willful breach of any of its covenants or agreements contained in the Merger Agreement under circumstances that would entitle Cohoes to terminate the Merger Agreement) upon the occurrence of both an Initial Triggering Event (as defined in the Cohoes Option Agreement) and a Subsequent Triggering Event (as defined in the Cohoes Option Agreement) prior to the occurrence of an Exercise Termination Event (as defined in the Cohoes Option Agreement).

         An "Initial Triggering Event" means any of the following events: (1) Cohoes or any of its significant subsidiaries, without Hudson River's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined) with any person other than Hudson River or any of its subsidiaries or the Board of Directors of Cohoes shall have recommended that the stockholders of Cohoes approve or accept any Acquisition Transaction with any person other than Hudson River or any of its subsidiaries (for purposes of the Cohoes Option Agreement "Acquisition Transaction" means (x) a merger or consolidation, or any similar transaction, involving Cohoes or any of its significant subsidiaries (other than mergers, consolidations or similar transactions (i) involving solely Cohoes and/or one or more wholly-owned subsidiaries of

CUSIP No.   192513 1 0 9                                    Page 6  of  14 Pages
--------------------------                         -----------------------------

         Cohoes, provided, any such transaction is not entered into in violation of the terms of the Merger Agreement) or (ii) in which stockholders of Cohoes Common Stock immediately prior to completion of such transaction own at least 50% of the Cohoes Common Stock (or the resulting or surviving entity in such transaction), provided, any such transaction is not entered into in violation of the terms of the Merger Agreement), (y) a purchase, lease or other acquisition or assumption of all or any substantial part of the assets or deposits of Cohoes or any of its significant subsidiaries, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Cohoes or any of its significant subsidiaries; (2) any person, other than Hudson River or any subsidiary of Hudson River, shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Cohoes Common Stock; (3) a public announcement that any person (other than Hudson River or any subsidiary of Hudson River) shall have made, or publicly disclosed an intention to make, a bona fide proposal to engage in an Acquisition Transaction; (4) (i) Cohoes's Board of Directors, without Hudson River's prior written consent, shall have withdrawn or modified or announced its intention to withdraw or modify in a manner adverse to Hudson River the recommendation of Cohoes's Board of Directors with respect to the Merger Agreement, (ii) Cohoes or any of its subsidiaries, without Hudson River's prior written consent, shall have authorized, recommended, proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Hudson River or a subsidiary of Hudson River or (iii) Cohoes shall have provided information to or engaged in negotiations with a third party relating to a possible Acquisition Transaction;
(5) any person (other than Hudson River or any subsidiary of Hudson River) shall have commenced, or shall have filed a registration statement under the Securities Act of 1933 ("Securities Act") with respect to, a tender offer or exchange offer to purchase any shares of Cohoes Common Stock such that, upon consummation of such offer, such person would own or control 10% or more of the then outstanding shares of Cohoes Common Stock or filed a preliminary proxy statement with the SEC with respect to a potential vote by its stockholders to approve the issuance of shares to be issued in an exchange offer; (6) Cohoes shall have willfully breached any covenant or obligation contained in the Merger Agreement after an overture is made by a third party to Cohoes or its stockholders to engage in an Acquisition Transaction and such breach would entitle Hudson River to terminate the Merger Agreement and such breach is not cured within the time frame set forth in the Cohoes Option Agreement or (7) any person, other than Hudson River or any of its subsidiaries and other than in connection with a transaction to which Hudson River has given its prior written consent, shall have filed an application or notice with any federal or state thrift or bank regulatory or anti-trust authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction. A "Subsequent Triggering Event" means any of the following events:
(1) the occurrence of the Initial Triggering Event described in clause (1) of the preceding sentence, except that the percentage referred to in clause (c) of such clause shall be 25%; or (2) any person (other than Hudson River or any subsidiary of Hudson River) shall have acquired beneficial ownership of 25% or more of the then outstanding shares of Cohoes Common Stock.

CUSIP No.   192513 1 0 9                                    Page  7 of  14 Pages
--------------------------                         -----------------------------

         Under the Cohoes Option Agreement, at any time after the first occurrence of a Repurchase Event (as defined in the Cohoes Option Agreement) and prior to an Exercise Termination Event, Hudson River may request Cohoes to repurchase the Cohoes Option and any Cohoes Option Shares purchased pursuant thereto at an aggregate price specified in the Cohoes Option Agreement, provided that the obligation of Cohoes to repurchase the Cohoes Option and any Cohoes Option Shares under the Cohoes Option Agreement shall not terminate upon the occurrence of an Exercise Termination Event unless no Subsequent Triggering Event shall have occurred prior to the occurrence of an Exercise Termination Event.

         Each of the following is an "Exercise Termination Event" for purposes of the Cohoes Option Agreement: (i) the Effective Time of the Merger, (ii) termination of the Merger Agreement in accordance with its terms prior to the occurrence of an Initial Triggering Event, except for a termination by Hudson River due to a breach by Cohoes of any covenant or undertaking in the Merger Agreement which would permit Hudson River to terminate the Merger Agreement pursuant to Section 8.1(b) thereof (a "Listed Termination") and (iii) 12 months (or such longer period as specified under the Cohoes Option Agreement upon the occurrence of certain events) following termination of the Merger Agreement following the occurrence of an Initial Triggering Event or pursuant to a Listed Termination, provided that if an Initial Triggering Event continues or occurs beyond such termination and prior to the passage of such 12-month period, then the period shall be 12 months from the expiration of the last Initial Triggering Event to expire but in no event more than 18 months after such termination.

         The Cohoes Option Agreement provides that in the event Cohoes enters into certain transactions with third parties, Hudson River will have the right to substitute for the Cohoes Option a substitute option (the "Substitute Option") with (i) the continuing or surviving corporation, in the case of a merger or consolidation with Cohoes, (ii) the transferee, in the case of a transfer of all or substantially all of Cohoes's assets or (iii) with Cohoes. In such case, the Substitute Option will have the same or, if not so permitted by law, as similar as possible terms as the Cohoes Option, with the number of shares covered by the Substitute Option and the exercise price therefor determined as specified in the Cohoes Option Agreement.

         Hudson River may, at any time following a Repurchase Event and prior to the occurrence of an Exercise Termination Event, relinquish the Cohoes Option (together with any Cohoes Option Shares issued to and then owned by Hudson River to Cohoes in exchange for a cash fee equal to $4.4 million (i) plus, if applicable, Hudson River's purchase price with respect to any Cohoes Option Shares and (ii) minus, if applicable, the excess of (A) the net cash amounts, if any received by Hudson River's or any subsidiary of Hudson River pursuant to the arms' length sale of Cohoes Option Shares to any unaffiliated party, over (B) Hudson River's purchase price of any Cohoes Option Shares.

CUSIP No.   192513 1 0 9                                    Page 8  of  14 Pages
--------------------------                         -----------------------------

         Except as set forth herein or in the Exhibits hereto, Hudson River does not have any current plans or proposals that relate to or would result in:

         (A) The acquisition by any person of additional shares of Cohoes Common Stock or the disposition of shares of Cohoes Common Stock;

         (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Cohoes or any of its subsidiaries;

         (C) A sale or transfer of a material amount of assets of Cohoes or any of its subsidiaries;

         (D) Any change in the present Board of Directors or management of Cohoes, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

         (E) Any material change in the present capitalization or dividend policy of Cohoes;

         (F) Any other material change in Cohoes's business or corporate structure;

         (G)      Any  changes  in  Cohoes's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of Cohoes by any person;

         (H) Causing a class of securities of Cohoes to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (I) A class of equity securities of Cohoes becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (J)      Any action similar to any of those enumerated above.

         The foregoing descriptions of the Merger Agreement and the Cohoes Option Agreement are qualified in their entirety by reference to such documents, copies of which are included as Exhibits 2.1 and 2.3, respectively, to the Current Report on Form 8-K filed by Hudson River on May 5, 2000 and are incorporated herein by reference in their entirety.

Item 5.  Interest in Securities of Issuer.

         (a)-(b) By reason of its execution of the Cohoes Option Agreement, pursuant to Rule 13d-3(d)(1)(i)(D) promulgated under the Exchange Act, Hudson River may be deemed to have sole

CUSIP No.   192513 1 0 9                                    Page 9  of  14 Pages
--------------------------                         -----------------------------

voting and sole dispositive power with respect to the Cohoes Common Stock subject to the Cohoes Option and, accordingly, may be deemed to beneficially own 1,574,538 shares of Cohoes Common Stock, or 19.9% of the Cohoes Common Stock issued and outstanding as of April 25, 2000, without giving effect to the issuance of any shares pursuant to an exercise of the Cohoes Option. However, because the Cohoes Option is exercisable only in the circumstances set forth in
Item 4 of this Schedule 13D, none of which has occurred as of the date hereof, Hudson River expressly disclaims any beneficial ownership of the 1,574,538 shares of Cohoes Common Stock which are obtainable by Hudson River upon exercise of the Cohoes Option.

         Except as set forth above, neither Hudson River nor, to the best of Hudson River's knowledge, any of the individuals named in Schedule 1 hereto, is a beneficial owner of any Cohoes Common Stock.

         (c) Except as set forth above, no transactions in Cohoes Common Stock were effected during the past 60 days by Hudson River or, to the best of Hudson River's knowledge, by any of the individuals named in Schedule 1 hereto.

         (d) So long as Hudson River has not purchased the Shares of Cohoes Common Stock subject to the Cohoes Option, Hudson River does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Cohoes Common Stock.

         (e)      Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Concurrently with the entering into of the Cohoes Option Agreement, Hudson River and Cohoes entered into the Hudson River Option Agreement. See Item 4 above. With the exception of the number of shares subject to the option and the price at which the option may be exercised, the terms of the Hudson River Option Agreement are substantially identical in all respects to those of the Cohoes Option Agreement.

         The foregoing description of the Hudson River Option Agreement is qualified in its entirety by reference to the copy of the Hudson River Option Agreement, which is filed as Exhibit 2.2 to the Current Report on Form 8-K filed by Cohoes on May 5, 2000 and incorporated herein by reference.

         As described above, the Merger Agreement contains certain customary restrictions on the conduct of the business of both Cohoes and Hudson River, including certain customary restrictions relating to the Cohoes Common Stock and the Hudson River Common Stock. Except as provided in the Merger Agreement and the Option Agreements, neither Hudson River nor, to the best of Hudson River's knowledge, any of the individuals named in Schedule 1 hereto, has any contracts, arrangements, understandings, or relationships (legal or otherwise), with any person with respect to any securities

CUSIP No.   192513 1 0 9                                    Page 10 of  14 Pages
--------------------------                         -----------------------------

of Cohoes, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         The following exhibits are filed as part of this Schedule 13D:


Exhibit 1 Name, business address and present principal occupation of each director and executive officer of Hudson River Bancorp, Inc.

Exhibit 2 Agreement and Plan of Merger, dated as of April 25, 2000, between Cohoes Bancorp, Inc. and Hudson River Bancorp, Inc. (incorporated by reference to Exhibit 2.1 to Hudson River Bancorp, Inc.'s Current Report on Form 8-K filed on May 5, 2000).

Exhibit 3 Stock Option Agreement, dated as of April 25, 2000, between Cohoes Bancorp, Inc. as grantee, and Hudson River Bancorp, Inc., as issuer (incorporated by reference to Exhibit 2.2 to Hudson River Bancorp, Inc.'s Current Report on Form 8-K filed on May 5, 2000).

Exhibit 4 Stock Option Agreement, dated as of April 25, 2000, between Hudson River Bancorp, Inc., as grantee, and Cohoes Bancorp, Inc., as issuer (incorporated by reference to Exhibit 2.3 to Hudson River Bancorp, Inc.'s Current Report on Form 8-K filed on May 5, 2000).

CUSIP No.   192513 1 0 9                                    Page 11 of  14 Pages
--------------------------                         -----------------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                      HUDSON RIVER BANCORP, INC.



                                      By:  /s/ Timothy E. Blow
                                         --------------------------------
                                         Timothy E. Blow
                                         Chief Financial Officer


May 5, 2000

CUSIP No.   192513 1 0 9                                    Page 12 of  14 Pages
--------------------------                         -----------------------------


                                  EXHIBIT INDEX



Exhibit 1 Name, business address and present principal occupation of each director and executive officer of Hudson River Bancorp, Inc.

Exhibit 2 Agreement and Plan of Merger, dated as of April 25, 2000, between Cohoes Bancorp, Inc. and Hudson River Bancorp, Inc. (incorporated by reference to Exhibit 2.1 to Hudson River Bancorp, Inc.'s Current Report on Form 8-K filed on May 5, 2000).

Exhibit 3 Stock Option Agreement, dated as of April 25, 2000, between Cohoes Bancorp, Inc. as grantee, and Hudson River Bancorp, Inc., as issuer (incorporated by reference to Exhibit 2.2 to Hudson River Bancorp, Inc.'s Current Report on Form 8-K filed on May 5, 2000).

Exhibit 4 Stock Option Agreement, dated as of April 25, 2000, between Hudson River Bancorp, Inc., as grantee, and Cohoes Bancorp, Inc., as issuer (incorporated by reference to Exhibit 2.3 to Hudson River Bancorp, Inc.'s Current Report on Form 8-K filed on May 5, 2000).

CUSIP No.   192513 1 0 9                                    Page 13 of  14 Pages
--------------------------                         -----------------------------

                                                                       Exhibit 1

             Name, business address and present principal occupation
                     of the directors and executive officers
                          of Hudson River Bancorp, Inc.

Directors

         The business address of each director of Hudson River Bancorp, Inc. is c/o Hudson River Bancorp, Inc., One Hudson City Centre, Hudson, New York 12534.

Earl Schram, Jr.
Chairman of the Board
Attorney and President
Connor, Curran & Schram, P.C.

Carl  A.  Florio
President  and  Chief Executive Officer

Stanley Bardwell, M.D.
Retired physician

William E. Collins
Retired President and Chief Executive Officer
The Hudson City Savings Institution

John E. Kelly
Chairman of the Board
Berkshire Telephone Corp.

Joseph W. Phelan
President
Taconic Farms, Inc.

William H. Jones
President and Publisher
RoeJan Independent Publishing Co., Inc.

Marilyn A. Herrington
Vice President and Secretary

Marcia M. Race
Retired Assistant to the President
The Hudson River Bank & Trust Company


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CUSIP No.   192513 1 0 9                                    Page 14 of  14 Pages
--------------------------                         -----------------------------

Executive Officers who are not Directors

         The business address of each executive officer of Hudson River Bancorp, Inc. is c/o Hudson River Bancorp, Inc., One Hudson City Centre, Hudson, New York 12534.


Timothy E. Blow
Chief Financial Officer

Sidney D. Richter
Senior Vice President

Pamela M. Wood
Senior Vice President